SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             APPLIED DNA SCIENCES, INC.
-----------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, PAR VALUE $0.0001
-----------------------------------------------------------------------
                             (Title of Class of Securities)

                                      03815U 10 2
-----------------------------------------------------------------------
                                     (CUSIP Number)

Rick Langley  8233 Roxbury Road, Los Angeles  CA    90069
   (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                     December 15, 2002
-----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject
class of securities, and for any subsequent   amendment   containing
information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
03815U 10 2

                                  SCHEDULE 13D

----------------------------                        ----------------
CUSIP NO. 03815U 10 2                               PAGE 2 OF 5 PAGES
----------------------------                        ----------------


-----------------------------------------------------------------------

1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rick Langley                   n/a
-----------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)  (A) [ ]

               (B) [ ]

-----------------------------------------------------------------------

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)

     OO
-----------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

-----------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

-----------------------------------------------------------------------

7     SOLE VOTING POWER

                      5,320,000
 NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       ---------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               5,320,000
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
-----------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,320,000

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
-----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%
-----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
-----------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 8233 Roxbury Road Los Angeles, CA 90069

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Rick Langley (the "Reporting
Person"), President and principal shareholder of RHL Management, Inc. RHL Management is the beneficial holder; Rick Langley has a beneficial interest in the shares. This is a duplicate disclosure of the disclosure made by RHL Management, Inc.

(b) The business address of the Reporting Person is:

8233 Roxbury Road
Los Angeles CA 90069

(c) The Reporting Person's present principal occupation is:

    International Business Consultant.

(d) Mr. Langley is the President and majority shareholder of RHL
Management, Inc. During the last five years, RHL Management, Inc. has not been convicted in a criminal proceeding.

(e) During the last five years, Richard H. Langley, Jr. pled guilty to one count of conspiracy to commit wire fraud in connection with a plea bargain. During the last five years, RHL Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

In connection with a public administrative proceeding on October 10, 1996, instituted against Richard H. Langley Jr. and Gerald Larder, on October 10, 2000, the Securities and Exchange Commission accepted

Offers of Settlement whereby the Commission ordered: (i) sanctions imposed and issued cease-and-desist orders against the respondents from committing and causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act; (ii) respondents barred from participation in penny stock offerings; and (iii) disgorgement in the amount of $2,224.55,plus interest.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting entity initially acquired a total of 5,500,000 shares of Common Stock of the Company in a Plan and Agreement of Reorganization between the shareholders of Applied DNA Sciences, Inc. (of which the reporting entity was one of two) and ProHealth Medical Technologies, Inc. After the reorganization, ProHealth Medical
Technologies, Inc. was renamed Applied DNA Sciences, Inc.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person's corporation, RHL Management, Inc, has acquired his beneficial ownership in the shares of Common Stock in a Reorganization classified under the I.R.C. as a 368(a)1(B) Plan and Agreement of Reorganization. The transaction was a tax free, stock for stock exchange. The total shares issued by ProHealth Medical Technologies, Inc. in that transaction were 11,000,000: 5,500,000 to RHL Management, Inc; and 5,500,000 to Lawrence Lee, the two shareholders of Applied DNA Sciences, Inc. Subsequent to that transaction, RHL Management, Inc. and Lawrence Lee transferred 180,000 and 680,000 shares, respectively, to a company treasury account entitled "Applied DNA Sciences, Inc. Hiring Incentive Treasury Account" which shares are to be used from time to time to entice new management and employees to join the Company. After the aforementioned reorganization was effectuated, the corporate name of ProHealth Medical Technologies, Inc. was changed to Applied DNA, Sciences, Inc. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) As of December 15, 2002, Applied DNA Sciences, Inc. had issued and outstanding a total of 21,551,640 shares of Common Stock. As of that date, the Reporting Person's corporation, RHL Management, Inc., was the beneficial owner of 5,320,000 shares of Common Stock or 24.7% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 5,320,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 5,320,000 shares of Common Stock.

(c) The Reporting Person's corporation, RHL Management, Inc. initially acquired 5,500,000 shares in a Plan and Agreement of Reorganization under Section 368 (a)(1)B of the Internal Revenue Code between the shareholders of Applied DNA Sciences, Inc. and ProHealth Medical Technologies, Inc. (the former name of the reporting Nevada corporation, Applied DNA Sciences, Inc.)

*(d) Not applicable.

(e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Rick H. Langley, Jr., the President and majority shareholder of RHL Management, Inc., has a consulting agreement with the Issuer to provide International Business Development and Advisory services.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

There are no purchases or sales to disclose at this time.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 14, 2003

/s/  Rick Langley
     By: Rick Langley